UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [X]

Information Contained in this Form 6-K Report

On June 30, 2020, National Energy Services Reunited Corp. (the “Company” or “NESR”), held its 2020 Annual General Meeting of Shareholders (the “Annual Meeting”) at which the proposals described below were voted upon by the shareholders.

Set forth below are the final voting results for each of the proposals:

(i) to approve the re-election of Antonio J. Campo Mejia, Nadhmi Al-Nasr, Amr Al Menhali, Hala Zeibak and Andrew Waite as Class I directors, to each serve on the Company’s board of directors until the 2022 Annual General Meeting of Shareholders or their earlier death, resignation or removal under the terms of the Company’s Memorandum and Articles of Association and until their respective successors are duly elected and qualified, and

Nominee	For	Against	Abstain	Broker Non-Votes
Antonio J. Campo Mejia	73,989,677	165,392	20	0
Nadhmi Al-Nasr	73,992,164	154,894	8,031	0
Amr Al Menhali	74,145,610	1,448	8,031	0
Hala Zeibak	74,085,029	70,029	31	0
Andrew Waite	74,106,362	40,696	8,031	0

(ii) to approve the ratification of KPMG as independent registered public accounting firm for the fiscal year ended December 31, 2020.

For	Against	Abstain
74,153,762	307	1,020

Each of the proposals acted upon by the Company’s shareholders at the Annual Meeting received a sufficient number of votes to be approved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: July 1, 2020	By:	/s/ Christopher L. Boone
	Name:	Christopher L. Boone
	Title:	Chief Financial Officer

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